November 15, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Re:	Ohanae, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed September 16, 2022
File No. 024-11927

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated October 7, 2022 from the staff of the Division of Corporation Finance - Office of Technology (the “Staff”) regarding the Offering Statement of Ohanae, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Circular on Form 1-A filed September 16, 2022 Summary, page 1

1.	We note your statement that you intend to serve as a “full-service broker dealer for Regulation A offerings,” while your proposed business contemplates acting as a special purpose broker-dealer. Please revise this statement to be consistent with your proposed business clarify that the business of your subsidiary, Ohanae Securities LLC, will be limited to the circumstances described in the December 2020 Commission statement and request for comment regarding the custody of digital asset securities by special purpose broker-dealers and that it will be unable to offer all services typically associated with that of a FINRA licensed registered broker-dealer.

In response to the Staff’s comment, the Company has revised all statements in the offering circular that were previously describing Ohanae Securities LLC’s intent to become a “full-service broker dealer”, revising the disclosure in these sections of the offering circular to clarify that Ohanae Securities LLC intends to be a broker-dealer for Regulation A offerings of digital asset securities only.

The Company has also made additional revisions throughout the offering circular to clarify that, while Ohanae Securities LLC intends to provide the full set of broker-dealer functions with respect to digital asset securities, Ohanae Securities LLC will not provide broker-dealer services with respect to traditional equity securities.

Digital Format of Our Class B Common Stock - Ohanae Equity Tokens, page 2

2.	We note the disclosure on page 2 that Ohanae Equity Token “cannot be traded independently of the Class B Common Stock.” We have the following comments:

•	Please describe how a holder will transfer the Class B Common Stock and the Ohanae Equity Token as a “unit” and provide illustrative examples of the various methods by which such transfer could be effected (i.e., through a broker, on an ATS, or peer-to-peer).

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In response to the Staff’s comment, the Company has revised its disclosure under the “Digital Format of Our Class B Common Stock – Ohanae Equity Tokens” section of the Offering Circular to make clear that transfers of Ohanae Equity Tokens cannot be transferred independently of the shares of Class B Common Stock they represent – and therefore, a transfer of an Ohanae Equity Token (which can only occur through a peer-to-peer transaction on the Ohanae Platform) will result in a transfer of the ownership of the underlying shares of Class B Common Stock those Ohanae Equity Tokens represent. Additionally, the Company has clarified that Ohanae Equity Tokens cannot be transferred on behalf of investors through a broker.

•	Please explain how such restriction is programmed into the Ohanae Equity Token or otherwise enforced. In this regard, we note the statement on page 3 that you “do not currently intend to impose any transfer restrictions on the Ohanae Equity Tokens.” We also note the disclosure on page 3 discussing “peer-to-peer” transactions.

In response to the Staff’s comment, the Company has clarified that restrictions on the Ohanae Equity Token being traded independently of the underlying Class B Common Stock is enforced by the Transfer Agent, which will not allow transfers of shares of Class B Common Stock without the corresponding number of Ohanae Equity Tokens, and vice versa.

•	Please explain how transfers of the Ohanae Equity Token will be effected once the Class B Common Shares are made available for trading on your ATS.

In response to the Staff’s comment, the Company has clarified transfers of the Ohanae Equity Tokens on the Ohanae ATS will be effected using Automated Market Maker (AMM) technology, where Ohanae Securities acts as the dealer in the trade.

•	Please explain whether there are any restrictions on the transferability of the Class B Common Stock given that the Ohanae Equity Token is “stapled” or otherwise attached to the Class B Common Stock. For example, are all purchasers required to have a wallet on your blockchain network, and what happens if a purchaser does not want to hold the Ohanae Equity Token? We note the statement on page 2 that “the Transfer Agent will not effect a transfer of Class B Common Stock on behalf of a holder unless the transferee has a digital wallet set up to receive the Ohanae Equity Tokens representing those shares of Class B Common Stock.” Please also add risk factor disclosure addressing the relevant risks, to the extent applicable.

In response to the Staff’s comment, the Company has revised the disclosure under the “Digital Format of Our Class B Common Stock – Ohanae Equity Tokens” section of the offering circular to further clarify that shares of Class B Common Stock and the Ohanae Equity Tokens cannot be transferred independently of one another. The Company has further clarified that all purchasers (initial or secondary) are required to have a digital wallet on the Ohanae Blockchain to purchase Class B Common Stock. Finally, the Company has added a risk factor discussing that these features may reduce the number of potential buyers for an investor’s Class B Common Stock.

3.	We note the disclosure in the risk factor entitled “Although records of secondary transfers of Ohanae Equity Tokens between stockholders..” on page 3. Please clarify what you mean by the statement that “Ohanae Equity Tokens are transferrable between approved accounts on the Ohanae Platform in peer-to-peer transactions on a blockchain network approved by the Transfer Agent.” In this regard, disclosure elsewhere in the filing and in the response letter indicate that the Ohanae Equity Token only will be used on the company’s private, permissioned blockchain.

In response to the Staff’s comment, the Company has revised this statement to read “Ohanae Equity Tokens are transferrable between approved accounts on the Ohanae Platform in peer-to-peer transactions solely on the Ohanae Blockchain.”

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Risk Factors, page 4

4.	We note your response to our prior comments 6 and 15. Please reconcile the apparent discrepancy where the company has the ability to “force transfer” Ohanae Coin and Ohanae Equity Tokens but is not deemed to be in custody of those assets. You additionally make reference to Ohanae digital wallets holding Signet reserves but disclaim custody of these reserves available for redemption on demand. Finally, your disclosure on page 10 indicates that the role of Ohanae Securities is "limited to settlement and custody of digital asset securities." Please revise or advise.

The Company respectfully submits to the Staff that there is no discrepancy to reconcile. In the context of digital asset securities, “custody” refers to protection against the theft, loss, and unauthorized and accidental use of the private keys necessary to access and transfer the digital asset securities of the customer. Ohanae Securities provides “custody” in this sense by providing the Company’s Identity Technology solutions to investors, which investors use to create a unique identifier (an “Ohanae ID”) for each investor who successfully opens an account. Thereafter, through biometric recognition technology, investors will be able to log into the Ohanae Platform without the need to remember a password through facial recognition or by using a user-created passphrase. Additionally, in the case of loss of a private key by a user, Ohanae Securities is able to recover the private key through a passphrase recovery service.

The ability of the Company, as Transfer Agent, to “force transfer” Ohanae Coin and Ohanae Equity Tokens is not relevant to the custody analysis. The Company is the creator of the digital assets on the Ohanae Blockchain. As is the case with any digital assets created on any ERC-20 token standard (such as the Ohanae Equity Tokens and Ohanae Coin), the creator of those digital assets has the ability to force-transfer digital assets on the blockchain.

5.	We note your response to our prior comment 6. Please revise your disclosure to avoid downplaying risks related to cybersecurity breaches and bad actors accessing the Ohanae Platform. Your revised disclosure should be limited to a factual discussion of the risks faced by investors.

In response to the Staff’s comment, the Company has made revisions in the “Risk Factors” section of the offering circular to avoid downplaying risks as requested by the Staff.

6.	We note your response to comment 8. Please supplementally explain in greater detail the purpose of using Signet as the reserve to back the Ohanae Coin rather than holding the reserve either in a bank account or other assets. For example, it appears that the company does not earn any interest or other returns on the reserve given the use of Signet. Please also clarify whether there are any fees associated with using Signet and how those fees are serviced in light of the apparent lack of earnings on the reserve.

The Company believes the primary advantages of using Signet to back the Ohanae Coin over other potential assets are that Signet (i) can be transferred 24 hours a day, 7 days a week, (ii) without any transaction fees. This contrasts with traditional bank accounts, which (a) effect transfers via ACH, which can take up to 3 business days and cannot take place 24 hours a day, 7 days a week; and (b) often charge fees for transferring funds between accounts (i.e. wire fees, etc.)

The Company believes that, despite not earning interest, these features of Signet make it a better choice as a backing for Ohanae Coin.

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7.	We note your response to comment 11, in particular the statement that “When a user on the Ohanae Platform purchases Ohanae Coin with fiat currency, Ohanae Coin will be issued to the user instantly from the Reserve, before the fiat currency submitted for the Ohanae Coin has been received by the Company. Once the fiat currency is received by the Company, those funds will be used to replenish the Reserve.” It is not clear how the reserve will back the Ohanae Coin on a 1:1 basis during such periods. Please revise to describe your reserve management policies in greater detail. For example, is it the company’s intention to maintain a greater than 1:1 basis based on the company holding Ohanae Coins that it receives as payments rather than burning such coins immediately and redeeming the underlying Signet?

The Company has revised its disclosure under “Technology Infrastructure of the Ohanae Platform” in the offering circular to clarify that it is the Company’s intention to maintain an equal or greater amount of Signet in the Reserve than the number of Ohanae Coin minted at any given time, so that there is never a greater number of Ohanae Coin than the number of Signet in the Reserve.

8.	Please add risk factor disclosure addressing the fact that you do not intend to acquire insurance, either to cover your obligations in regards to the Ohanae Coin or to cover the underlying Signet.

The Company respectfully directs the Staff to its discussion of the Company’s implementation of “For Benefit Of” (FBO) accounts at Signature Bank in the revised legal analysis attached as Appendix A. Each of these FBO accounts have $250,000 in “pass-through” FDIC insurance. The Company has structured its accounts at Signature Bank so that no such FBO account will have funds deposited exceeding $250,000 – the limit of the FDIC insurance. In this way, the Company is working to maximize protection for its users’ funds, so that all such funds are FDIC insured.

General

9.	We note your response to comment 2 and have the following comments:

•	Please clarify whether there will be any differences between the equity tokens created for third-party issuers and the Ohanae Equity Token. For example, clarify whether the responses to the comment above in regards to the Ohanae Equity Token would apply equally to such equity tokens.

There will be no differences between the Ohanae Equity Tokens and Equity Tokens created for third-party issuers. Every issuer that the Company onboards and creates an Equity Token for will have the same token properties as the Ohanae Equity Token. The only difference will be the name (as future sets of tokens created for third-party issuers will have different names to differentiate between them) and the associated equity of the issuers that future Equity Tokens represent.

•	Please explain how the transfer agent will be able to “force transfer” equity tokens. Please also clarify whether the transfer agent for the Ohanae Equity Token will be able to “force transfer” it.

The Transfer Agent will have the ability to “force-transfer” all Equity Tokens on the Ohanae Blockchain, including the Ohanae Equity Tokens and any future Equity Tokens created for third-party issuers. As the Transfer Agent, the Company has the ability to unilaterally transfer digital assets on the Ohanae Blockchain from any digital wallet of an accountholder on the Ohanae Platform to another. As no action is required on the part of the accountholder, and such action can be taken without permission of the accountholder, the Company refers to this as a “force-transfer”.

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10.	We note the statement in the legal analysis included as Appendix A that “Ohanae’s arrangement with Signature Bank assures that all purchasers’ funds will be maintained in accounts that avoid exceeding the limits of Federal insurance.” The meaning of this statement is not clear. In this regard, the disclosure in the filing and elsewhere in the response letter indicate that such funds are converted into Ohanae Coin and that the company deposits the funds into its own accounts, which then are converted into Signet. Please advise. In addition, please clarify how Signature Bank is able to maintain accounts on behalf of the company that remain within the limits of federal insurance.

In response to the Staff’s comment, the Company has provided a revised Appendix A addressing the requested points in the Staff’s comment above.

11.	We note your responses to comments 1 and 3. We continue to evaluate your responses and may have further comments. In addition, please expand your legal analysis to address the fact that while the Ohanae Coin appears to be backed 1:1 by Signet, it does not appear that there is an underlying reserve fully backing Signet. In this regard, it appears that each Signet merely represents one U.S. dollar held in a Signature Bank deposit account. Accordingly, it appears that holders of the Ohanae Coin are subject to the credit risk of Signature Bank being able to redeem Signet on a 1:1 basis.

In response to the Staff’s comment, the Company has provided a revised Appendix A addressing the requested points in the Staff’s comment above. In particular, the Company notes that Appendix A now describes the steps the Company has taken to ensure that funds held at Signature Bank are fully FDIC insured.

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Thank you again for the opportunity to respond to your questions to the offering statement of Ohanae, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Greg Hauw

Chief Executive Officer

Ohanae, Inc.

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Appendix A

Legal Analysis by the General Counsel of Ohanae, Inc.

The cases of SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, (“Gary Plastic”) afford general guidelines that serve to define whether a given transaction should be denominated a security. Each analyzes the underlying facts and applies a series of tests to determine whether there is “… an investment of money in a common enterprise with profits to come solely from the efforts of others.” 328 U.S. at 301.

By parsing the elements of the Howey test, the Ohanae Coin does not turn the litmus pink as to the existence of a security. Each step of the Howey test is examined in turn below.

a.	Is there an investment of money?

On this prong of the test, the Ohanae Coin does not qualify as an investment of money, despite the fact that money changes hands. What accounts for this apparent paradox is that the money that is exchanged is not being exchanged for the Ohanae Coin as an object, but rather as part of the transaction for the Ohanae security – i.e. the Class B Common Stock being sold in this offering. The Ohanae Coin is nothing more than a digital receipt for the ownership of a one-dollar interest in the Signature Bank payment system denominated in “Signets”, each priced at and redeemable at the fixed value of one US dollar.

The Ohanae Coin is not offered for sale independently for a very solid reason: it would be an exercise in futility, as no one would buy it. The Ohanae Coin is also ephemeral in that upon its acquisition, it is transformed a Signet in an Ohanae bank account at Signature Bank and registered as to the purchaser’s ownership as Ohanae Coins on the Ohanae Blockchain. That account at Signature Bank provides a simple online payments platform offering liquidity for the purchaser and representing a deposit that is available to the purchaser on demand, twenty-four hours a day and 365 days a year.

Banks like Signature Bank are allowed to offer such payment systems as they are authorized by the provisions of 12 C.F.R. Part 330; FDIC General Counsel’s Op. No. 8 (Nov. 13, 2008), which also provides that an account that meets the definition of a fiduciary or agency account is entitled to “pass-through” deposit insurance coverage from the FDIC through the third party who establishes the account to the actual owner/principal, provided certain conditions are met. “Pass-through” deposit insurance provides that when funds are deposited by a fiduciary or custodian on behalf of one or more actual owners of the funds, the FDIC will insure the funds as if the actual owners had established the deposit. The general requirements for such pass-through deposit insurance coverage are: (1) the account records at the bank must disclose the existence of the third-party custodial relationship; (2) the bank’s records or records maintained by the custodian or other party must disclose the identities of the actual owners of the funds and the amount owned by each such owner; and (3) the deposits actually must be owned (under the agreements among the parties) by the named owners. Signature Bank allows for “For Benefit Of” (FBO) accounts, which allows a company to manage funds on behalf of—or for the benefit of—one or more of their users, without assuming legal ownership of the account. Ohanae utilizes FBO Client Accounts with Signature Bank, meaning that it maintains users’ funds in its own accounts that are for the benefit of its users. The purpose of this is so that all purchasers’ funds are maintained in accounts that have $250,000 in “pass-through” FDIC insurance, and additionally, that no such FBO account has funds deposited exceeding the limits of Federal insurance. In this way, Ohanae is working to maximize protection for its users’ funds.

But the described transformation does not result in an investment because the Ohanae Coin, acquired at a dollar, is transformed into a Signet that, in turn, represents a commitment by Signature Bank to exchange such Signet for one dollar at any time of the owner’s choosing.

The logic is clear: without any provision for an interest payment, there is no prospect for appreciation of value in a Signet. The purchaser puts a dollar into an Ohanae Coin to facilitate the purchase of the wallet entry of the Signet and gets a dollar back by cashing in the resulting Signet that has been passed through by the Ohanae Coin.

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It is important to note that this absence of interest distinguishes Ohanae’s business operation from that of Gary Plastic where there was an investment of money as reflected by the plaintiff’s claim that it was not securing the full benefit of the interest on such investment. No one could possibly claim that they were not receiving a promised profit with an Ohanae Coin because the promised and expected return is always the same as the purchase price. By definition, that is not an investment since there is no prospect of appreciation.

In particular, the Ohanae Coin is closer to the token issued by TurnKey Jet, Inc. as discussed more fully below, rather than the Certificate of Deposit in Gary Plastic, which offers a rate of interest and encourages long-term retention.

b.	In a common enterprise…

Here again, the Howey test cannot fairly be applied to find the existence of an investment contract. Whereas any transaction involving multiple parties would seem to necessarily implicate a common enterprise, judicial review supports a more nuanced view. Surely, if such a blanket rule were to apply wherever more than one party is involved in a transaction, the result would be too blunt a tool to be useful in the real world. Accordingly, Villeneuve v. Advanced Business Concepts Corp., 698 F.2d 1121, 1124 (11th Cir.1983), aff'd en banc, 730 F.2d 1403 (11th Cir.1984), citing Glen Turner (infra.) addressed that part of the Howey test in the following terms:

With respect to the second prong, we have adopted the concept of vertical commonality, holding that a common enterprise exists where “the fortunes of the investor are interwoven with and dependent on the efforts and success of those seeking the investment or of third parties.”    Villeneuve v. Advanced Business Concepts Corp., 698 F.2d 1121, 1124 (11th Cir.1983), aff'd en banc, 730 F.2d 1403 (11th Cir.1984).

As to the test of vertical commonality, courts look to whether the success of the investors is dependent upon the efforts of the promoters. With Ohanae Coin, we have depositors, not investors. Their deposits are earmarked in their wallets as Signets and used for transactions on the Ohanae platform. The test for horizontal commonality looks to whether or not there exists “a pooling of investors’ contributions and distribution of profits and losses on a pro-rata basis among investors.”

The fact that neither Ohanae, nor Signature Bank, exercise any efforts to increase value or to control the dispositions of the Signets in the digital wallet is another hallmark that Howey is inapplicable. Nor are there any miners used to mint new coins to feed the pool of deposits in the wallets. Neither Ohanae, nor Signature Bank, nor any third party has an interest in the customer’s account and the customer’s account does not benefit or lose by either the success or failure of investments by Ohanae, Signature Bank or by other third parties. The only prospect the customer faces is the return of $1 for each Signet backed Ohanae Coin in his wallet. The existence or non-existence of any other Ohanae Coins or Signets has no effect on their wallet holdings.

c.	With profits to come…

As we have noted in each prior prong of the Howey Test, the Ohanae Coin does not appreciate. Its conversion into a Signet does not lead to any increase in value. The Signet wallet does not appreciate, it merely remains available to distribute its proceeds whenever the account holder wishes to receive them. That is the core reason Howey has no applicability to Ohanae Coins. Ohanae does not offer them directly as an investment. People do not buy them directly as an investment but as a repository of value to be used in trading activity on the Ohanae platform.

A similar program was the subject of an SEC No-Action Letter on April 3, 2019. TurnKey Jet, Inc. (“TurnKey”) offered tokens as digital “gift cards” redeemable only for flights on its airline. The factors that determined the inapplicability of Howey in that situation apply with equal force to the Ohanae Coin:

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As with TurnKey, Ohanae would not be using the proceeds of the sale to develop its platform, as it is fully functional right now. Here, Ohanae, like TurnKey, is offering its “tokens” (i.e. Ohanae Coin) solely to be used for payments and offering settlement on its platform.

Just as in TurnKey, the tokens are usable for their intended purpose at the time they are sold and they are redeemable at $1.

As in TurnKey, the token is usable only on Ohanae’s platform and has no alternative exchange where it can be traded. Since Ohanae stands ready to continuously offer its token at a price of $1 in perpetuity, this fact obviates any possibility of the holder making a profit by selling the Ohanae Coin elsewhere, if it could even find a buyer.

The Ohanae Coin exists only for either making purchases on the Ohanae platform or for receiving the proceeds of a sale in an immediate manner.

The result in TurnKey prompted Hester M. Peirce, Commissioner, SEC, In her Remarks at the Securities Enforcement Forum: How We Howey (May 9, 2019), to proclaim:

“This transaction is so clearly not an offer of securities that I worry the staff’s issuance of a digital token no-action letter—the first and so far only such letter— may in fact have the effect of broadening the perceived reach of our securities laws. If these tokens were securities, it would be hard to distinguish them from any medium of stored value. Is a Starbucks card a security?”. https://www.sec.gov/news/speech/peirce-how-we-howey-050919

One might make a case that Howey should apply to the purchase of a “Forever stamp” from the US Post Office as it offers the purchaser the opportunity to hold the stamps for a future use because the stamps are a hedge against any increase in the value of postage. They are freely tradeable. They provide an incentive to accumulate more than are presently required because of the fact they become more valuable over time. Is there any question as to whether the Post Office is issuing them to fund ongoing expenses in that people are encouraged to give cash now for a service that may or may not be used in the future? Whereas a stamp with a defined value, like the Ohanae Coin, enjoys no such prospect and must fail as a security under Howey.

The bottom line is that Ohanae Coins are nothing more than tokens used to rationalize the transfer of funds from and to an account using a unit of cryptocurrency associated with hosted wallets that is backed by a single fiat currency and redeemable by the holder of the coin on a 1:1 basis for the underlying fiat currency, in this case, the U.S. dollar, upon submission of a redemption request to the issuer.

d. Reliance on the efforts of others…

Like the Common Enterprise test, this portion of the Howey test requires a distinction since every transaction requires the efforts of others, by definition. In the face of that fact, what razor may be applied to make the prong of the test be meaningful? An answer is to be found in SEC v. Glenn W. Turner Enter., Inc., 474 F.2d 476, 482 (9th Cir.), cert. denied, 414 U.S. 821, 94 S. Ct. 117, 38 L. Ed. 2d 53 (1973) ("Turner"). The Turner court opined that the efforts must be "the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise."

In the matter of Ohanae Coin, we note that there is no offer of direct sales of the coins. The coins, are only minted and destroyed in response to deposits and withdrawals, not otherwise managed by Ohanae and are only maintained in a wallet at Signature Bank converted 1 to 1 into Signets. The Bank does not actively manage the deposit with an eye toward profit as it serves as a depository only. As an unmanaged asset there can be no reliance on the efforts of others to increase value and there is, again, no opportunity for profit. The roles played by Ohanae and Signature Bank are to accurately deposit and account for the funds received on the one hand and for Signature Bank to deposit the funds and remit them on demand on the other.

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SEC’s own guidance reflects the inapplicability of Howey

The Securities and Exchange Commission published a “Framework for “Investment Contract” Analysis considering the Howey factors as applied to digital assets on April 3, 2019 (https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets#_edn1). The core arguments cited above are fully supported by the Commission’s observations as to the applicability of Howey to the Ohanae Coin in Section 3 “Other Relevant Considerations” of that framework.

The relevant issues cited in that report include the following in plain type with an Ohanae response as to each in bold face:

When assessing whether there is a reasonable expectation of profit derived from the efforts of others, federal courts look to the economic reality of the transaction. In doing so, the courts also have considered whether the instrument is offered and sold for use or consumption by purchasers.

Although no one of the following characteristics of use or consumption is necessarily determinative, the stronger their presence, the less likely the Howey test is met:

•	The distributed ledger network and digital asset are fully developed and operational.

o	Ohanae Coin is fully developed and ready to be used. No Ohanae Coin proceeds will be used to fund development.

•	Holders of the digital asset are immediately able to use it for its intended functionality on the network, particularly where there are built-in incentives to encourage such use.

o	Holders will be able to do so instantly upon activation.

•	The digital assets' creation and structure is designed and implemented to meet the needs of its users, rather than to feed speculation as to its value or development of its network. For example, the digital asset can only be used on the network and generally can be held or transferred only in amounts that correspond to a purchaser's expected use.

o	That is the exact situation with Ohanae Coin. There is a permanently defined value of 1 U.S. dollar. There are no alternative trading platforms.

•	Prospects for appreciation in the value of the digital asset are limited. For example, the design of the digital asset provides that its value will remain constant or even degrade over time, and, therefore, a reasonable purchaser would not be expected to hold the digital asset for extended periods as an investment.

o	Precisely so. Ohanae Coin is issued for and redeemed for one U.S. dollar. Ohanae stands ready to mint new coins going forward at $1 U.S. in perpetuity.

•	With respect to a digital asset referred to as a virtual currency, it can immediately be used to make payments in a wide variety of contexts, or acts as a substitute for real (or fiat) currency.

o	This means that it is possible to pay for goods or services with the digital asset without first having to convert it to another digital asset or real currency.

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•	This is the case for purchases on the Ohanae platform. You can make security purchases on the Ohanae platform with real-time settlement, but only by using the Ohanae Coin.

o	If it is characterized as a virtual currency, the digital asset actually operates as a store of value that can be saved, retrieved, and exchanged for something of value at a later time.

•	This is the case for the Ohanae Coin, although the saving purpose is limited given that its value is a constant. There are better places to save.

•	With respect to a digital asset that represents rights to a good or service, it currently can be redeemed within a developed network or platform to acquire or otherwise use those goods or services. Relevant factors may include:

o	There is a correlation between the purchase price of the digital asset and a market price of the particular good or service for which it may be redeemed or exchanged.

•	In this case they are identical, $1 in and $1 out with regard to purchasing securities on the Ohanae platform.

o	The digital asset is available in increments that correlate with a consumptive intent versus an investment or speculative purpose.

•	That is the case for the Ohanae Coin. There is zero economic value in maintaining excessive amounts of Ohanae Coins beyond the amounts required to effect purchases.

o	An intent to consume the digital asset may also be more evident if the good or service underlying the digital asset can only be acquired, or more efficiently acquired, through the use of the digital asset on the network.

•	That is the case for the Ohanae Coin. Until it is sold, it can only be used as a reserve for purchases at Ohanae. No other platform offers trading privileges and therefore the Ohanae Coin is redeemable only on the Ohanae proprietary platform.

•	Any economic benefit that may be derived from appreciation in the value of the digital asset is incidental to obtaining the right to use it for its intended functionality.

o	There is no other benefit apart from its utility on the platform or upon redemption at which point it ceases to exist. Given that Ohanae stands ready to mint new Ohanae Coins on receipt of $1 to deposit in a Signet account at $1 per Signet. Upon redemption of the Ohanae Coin it is destroyed.

•	The digital asset is marketed in a manner that emphasizes the functionality of the digital asset, and not the potential for the increase in market value of the digital asset.

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o	The Ohanae Coin is not marketed as an asset and there is no prospect of an increase in value. Its utility is to be found in its ability to enhance liquidity.

•	Potential purchasers have the ability to use the network and use (or have used) the digital asset for its intended functionality.

o	Ohanae Coin is the only payment method on the Ohanae Platform for investors to acquire equity tokens.

•	Restrictions on the transferability of the digital asset are consistent with the asset's use and not facilitating a speculative market.

o	There are no restrictions on transfer to other KYC-verified users on the Ohanae Platform with no prospect of speculation. Given the Ohanae ability to continually mint at $1, there is an absolute cap to any prospect of appreciation.

•	If the AP facilitates the creation of a secondary market, transfers of the digital asset may only be made by and among users of the platform.

o	Transfer of the Ohanae Coins can only be made and among KYC-verified users on the Ohanae Platform.

In the matter of Ohanae Coin, there is no offer of direct sales of the Ohanae Coins. The Ohanae Coins are not managed by Ohanae and are only maintained in a wallet at Signature Bank converted 1 to 1 with Signets. The bank does not actively manage the deposit with an eye toward profit. It serves as a depository. As an unmanaged asset there can be no reliance on the efforts of others and there is no opportunity for profit.

For all of the foregoing reasons, my opinion is that the Ohanae Coin, as opposed to the Ohanae Equity Token, does not qualify for treatment as a security subject to registration under the standards enunciated in Howey and Turner and is fully compliant under the distinguishing comments offered by the Commission as analyzed above.

Our role in the operation of the marketplace and creation of the instruments, as well as any ongoing interest in Ohanae Coin.

Ohanae has developed its Ohanae Coin for the single purpose of offering enhanced liquidity in executing transactions on its platform. This efficiency affords a significant competitive advantage whereby an investor who has been identified and qualified can transact on the Ohanae exchange in amounts as small as $1 using multiple access modes. By combining forces with PayPal and Signature Bank, funds can be submitted conveniently to effect a purchase. Due to the stored value of the wallet account at Signature Bank, the investor’s money on deposit is instantly available for retrieval.

Ohanae has no ongoing interest in the Ohanae Coin as the company’s prospects have no impact on the value of the Ohanae Coin. Alternatively, the Ohanae Coin, is a stored value that is always equal to its purchase price with no prospect of increasing in value thereby rendering it of no interest to an investor.

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